UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                           SEC FILE NUMBER: 000-53017
                            CUSIP NUMBER: 16890A 106

             (Check One): Form 10-K [_] Form 20-F [_] Form 11-K [_] Form 10-Q [X] Form 10-D [_] Form N-SAR [_] Form N-CSR [_]

                      For Period Ended: September 30, 2009

                      [_] Transition Report on Form 10-K
                      [_] Transition Report on Form 20-F
                      [_] Transition Report on Form 11-K
                      [_] Transition Report on Form 10-Q
                      [_] Transition Report on Form N-SAR

              For the Transition Period Ended: ___________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

China Electric Motor, Inc.
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Full Name of Registrant

SKRP 21, Inc.
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Former Name if Applicable:

Sunna Motor Industry Park, Jian'an, Fuyong Hi-Tech Park, Baoan District,
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Address of Principal Executive Office (Street and Number)

Shenzhen, Guangdong, People's Republic of China
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

        |   (a)   The reasons described in reasonable detail in Part III of this
        |         form could not be eliminated without unreasonable effort or
        |         expense;
[X]     |   (b)   The subject annual report, semi-annual report, transition
        |         report on Form 10-K, Form 20-F, 11-K, Form N-SAR for Form
        |         N-CSR, or portion thereof, will be filed on or before the
        |         fifteenth calendar day following the prescribed due date; or
        |         the subject quarterly report or transition report on Form 10-Q
        |         or subject distribution report on Form 10-K, or portion
        |         thereof, will be filed on or before the fifth calendar day
        |         following the prescribed due date; and
        |   (c)   The accountant's statement or other exhibit required by Rule
        |         12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Registrant completed a share exchange and change of control transaction on May 6, 2009 and could not prepare, review and complete its Quarterly Report on Form 10-Q without incurring unreasonable effort and expense in connection with accurately preparing and presenting all necessary disclosures. The Registrant will file its Quarterly Report on Form 10-Q as soon as possible, and in any event no later than the fifth calendar day following the prescribed due date for such report.
PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

       Yue Wang, CEO           86                0755-8149969
       -------------       -----------        ------------------
           (Name)          (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes [X] No [_]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes [X] No [_]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

            In May 2009, the Registrant effected a change in its operating status in connection with a share exchange transaction (the "Share Exchange"), as disclosed in the registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 12, 2009 (the "May Current Report"). Prior to the Share Exchange, the registrant was a shell company known as SRKP 21, Inc. Upon consummation of the Share Exchange, the registrant became the parent company of Attainment Holdings Limited, a company organized under the laws of the British Virgin Islands, Attainment Holding Limited's wholly-owned subsidiary Luck Loyal International Investment Limited, a Hong Kong corporation, and Luck Loyal's wholly-owned subsidiary Shenzhen YuePengCheng Motor Co., Ltd., a company organized under the laws of the People's Republic of China ("Shenzhen YPC"). Through Shenzhen YPC, the Registrant is engaged in the research, development, production, marketing and sale of specialized micro-motor products for the PRC domestic and international market. Upon the closing of the Share Exchange, the registrant also changed its name to China Electric Motor, Inc. and was no longer considered a "shell company" as defined by Rule 12b-2. As the financial statements that will be included in the registrant's Quarterly Report on Form 10-Q will be those pertaining to the registrant's current business operations as China Electric Motor, Inc., it is anticipated that there will be a significant change in results of operations from the results reported by the registrant as a shell company for the corresponding period ending September 30, 2008.

                           China Electric Motor, Inc.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  November 16, 2009                    By:  /s/  Yue Wang
                                               ---------------------------------
                                                 Name:  Yue Wang
                                                 Title: Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

                 Intentional misinformation or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).